Exhibit 2.1

Share Purchase Agreement

by and between

1.	Authentidate Holding Corp.

Connell Corporate Center

300 Connell Drive, Fifth Floor

Berkeley Heights, N.J. 07922

USA

“Seller”

2.	Exceet Group AG

c/o Schoch Auer & Partner

Marktplatz 4

9004 St. Gallen

Switzerland

“Purchaser”

Seller and Purchaser are each a “Party” and together the “Parties”.

Share Purchase Agreement

Table of Contents

1.	Current Status	6

2.	Sale and Transfer of Sold Shares	6

3.	Purchase Price	7

4.	Payment of Purchase Price	7

5.	Closing, Pre-Closing Covenants	7

6.	Closing Actions	8

7.	Seller’s Guarantees	9

8.	Remedies, Limitations of Liability	16

9.	Tax Indemnity	19

10.	Waiver	21

11.	Non-Competition Obligation	22

12.	Non-Solicitation Obligation	23

13.	Seller’s Representative	23

14.	Interpretation	23

15.	Miscellaneous	24

Share Purchase Agreement

List of Definitions

Affiliate	as defined in Section 14.4

AuthentiDate GmbH	as defined in Section 1.3

BGB	as defined in Section 7.1

Breach	as defined in Section 8.1

Business Day	as defined in Section 14.3

Closing	as defined in Section 5.1

Closing Actions	as defined in Section 6.1

Closing Confirmation	as defined in Section 6.1f)

Closing Date	as defined in Section 5.1

Closing Financials	as defined in Section 7.1.8.1

Company	as defined in Recitals A

Corporate Documents	as defined in Section 1.4

Group	as defined in Section 1.3

Group Companies	as defined in Section 1.3

Group Company	as defined in Section 1.3

Intellectual Property License Agreement	as defined in Section 6.1d)

Intellectual Property Rights	as defined in Section 7.1.5.1

License Agreements	as defined in Section 6.1e)

Licensed Intellectual Property Rights	as defined in Section 7.1.5.1

Losses	as defined in Section 8.2

Non-Disclosure Agreement	as defined in Section 15.9

Parties	as defined in the Parties’ Section

Party	as defined in the Parties’ Section

Permits	as defined in Section 7.1.6

Pre-Closing Claims	as defined in Section 10.1

Pre-Closing Tax Returns	as defined in Section 7.1.8.1

Purchase Price	as defined in Section 3

Purchaser	as defined in the Parties’ Section

Purchaser Claim	as defined in Section 8.4

Purchaser’s Affiliate	as defined in Section 14.4

Purchaser’s Confidential Information	as defined in Section 15.6

Release Agreement	as defined in Section 6.1e)

Share Purchase Agreement

Seller	as defined in the Parties’ Section

Seller’s Account	as defined in Section 4.2

Seller’s Affiliate	as defined in Section 14.4

Seller’s Claims	as defined in Section 1.5

Seller’s Confidential Information	as defined in Section 15.6

Seller’s Guarantee	as defined in Section 7.1

Seller’s Guarantees	as defined in Section 7.1

Seller’s Knowledge	as defined in Section 7.2

Signing Date	as defined in Section 1.5

Sold Shares	as defined in Section 1.2

Subsidiary Shares	as defined in Section 7.1.2.4

Tax	as defined in Section 7.1.8.6

Taxes	as defined in Section 7.1.8.6

Territory	as defined in Section 11.1

Third Party Claim	as defined in Section 8.5

Trademark License Agreement	as defined in Section 6.1e)

Transaction	as defined in Section 5.1

Share Purchase Agreement

List of Exhibits

Exhibit 1.2	Share Certificate

Exhibit 1.4	Corporate Documents

Exhibit 1.5	Seller’s Claims

Exhibit 2.3	Consent of supervisory board

Exhibit 2.4	Consent of management board

Exhibit 6.1d)	Intellectual Property License Agreement

Exhibit 6.1e)	Trademark License Agreement

Exhibit 6.1f)_A	Release Agreement

Exhibit 6.1f)_B	Seller’s Comfort Letter

Exhibit 6.1g)	Closing Confirmation

Exhibit 7.1.4	Disclosure regarding Material Agreements

Exhibit 7.1.2.6	Disclosure regarding certain Corporate Contracts

Exhibit 7.1.8.7	Closing Financials

Share Purchase Agreement

RECITALS

A.	Seller is the sole shareholder of Authentidate International AG with its corporate seat in Duesseldorf, registered in the commercial register at the local court of Duesseldorf under HR B 44361 (the “Company”).

B.	Seller intends to sell and transfer to Purchaser all of its shares in the Company and Purchaser intends to purchase such shares from Seller.

Now, therefore, the Parties agree as follows:

1.	CURRENT STATUS

1.1	The share capital (Grundkapital) of the Company amounts to EUR 1,000,000 and is divided into 1,000,000 registered shares without par value (auf den Namen lautende Stückaktien). Seller is the sole shareholder of the Company.

1.2	The shares held by Seller are the “Sold Shares”. The Sold Shares are embodied in a share certificate, a copy of which is attached as Exhibit 1.2.

1.3	The Company is the sole shareholder of AuthentiDate Deutschland GmbH with its corporate seat in Duesseldorf, registered in the commercial register at the local court of Duesseldorf under HR B 41892 (“AuthentiDate GmbH”, and together with the Company the “Group Companies” or the “Group” and each a “Group Company”). Other than the shares in AuthentiDate GmbH, the Company does not hold any shares or partnership interests or similar participations or sub-participations or similar direct or indirect interests in any legal entity or company or business.

1.4	Exhibit 1.4 includes (in each case relating to each Group Company) copies of (i) the current commercial register extract and (ii) the current version of the articles of association (together the “Corporate Documents”).

1.5	Seller has certain receivables against the Group (the “Seller’s Claims”). The Seller’s Claims and their amounts outstanding as of the date of this Agreement (the “Signing Date”) are shown in Exhibit 1.5.

2.	SALE AND TRANSFER OF SOLD SHARES

2.1	Seller hereby sells and, subject to the condition precedent (aufschiebende Bedingung) of the payment of the Purchase Price, hereby transfers and assigns (tritt ab) the Sold Shares and the Seller’s Claims to Purchaser with economic effect (wirtschaftlicher Übergang) as of the Closing Date. The sale and transfer of the Sold Shares includes all ancillary rights appertaining thereto, including the rights to profits for the current fiscal year of the Company and further including rights to all profits generated in fiscal years of the Company prior to the current fiscal year but not distributed prior to the Closing Date.

Share Purchase Agreement

2.2	Purchaser hereby accepts the sale and transfer of the Sold Shares, the Seller’s Claims and all rights sold and transferred pursuant to this Section 2.

2.3	The supervisory board of the Company has consented to the sale and transfer of the Sold Shares pursuant to this Agreement. A copy of the consent is attached as Exhibit 2.3.

2.4	The management board of the Company has consented to the sale and transfer of the Sold Shares pursuant to this Agreement. A copy of the consent is attached as Exhibit 2.4.

3.	PURCHASE PRICE

The purchase price (the “Purchase Price”) for the Sold Shares and the Seller’s Claims (in total) shall be

a)	an amount of USD 1,433,000;

b)	plus an amount of EUR 70,000 for Seller’s Claims.

4.	PAYMENT OF PURCHASE PRICE

4.1	On the Signing Date, the Seller and Purchaser shall execute an escrow agreement with a mutually acceptable third party serving as escrow agent thereunder, and within ten (10) Business Days from the Signing Date and in accordance with the terms and conditions of such escrow agreement, the Purchaser shall deposit with the escrow agent the entire Purchase Price, i.e. an amount of USD 1,433,000 plus EUR 70,000. On the Signing Date, the Purchaser and Seller shall agree upon the applicable exchange rate for the payment by Purchaser of that portion of the Purchase Price that is denominated in Euros.

4.2	The payment to be made pursuant to Section 4 to Seller shall be made into Seller’s Account in USD by irrevocable wire transfer of immediately available funds, free of bank or other charges. “Seller’s Account” shall be the bank account of Seller as designated in writing by Seller prior to the Closing Date.

5.	CLOSING, PRE-CLOSING COVENANTS

5.1	The consummation of the transactions contemplated by this Agreement (the “Transaction”) as set forth in Section 6 (the “Closing”) shall take place at the offices of Becker & Poliakoff, LLP, 45 Broadway, New York, New York 10006, on April 1, 2011 “Closing Date”) or such other location or date as agreed to by Purchaser and Seller.

Share Purchase Agreement

5.2	Between the Signing and the Closing, (i) Seller shall use commercially reasonable efforts to ensure that each of the Group Companies conducts its business in accordance with the principles of a prudent business man and in the ordinary course consistent with past practice, (ii) Seller shall not pass any shareholders resolution of any kind of the Company without the consent of Purchaser (which shall not be unreasonably withheld) and (iii) Seller shall cause the Group Companies not to make any payments (directly to or for the benefit of) to Seller or any Seller’s Affiliate or to enter into or amend any agreement with Seller or any Seller’s Affiliate without the consent of Purchaser (which shall not be unreasonably withheld). Nothing herein shall require Seller, during the period between Signing and Closing, to advance any funds which may be required by the Group. In the event that during such period the Group requests additional funding, the Seller and Purchaser shall discuss such request. In the event that Seller elects to provide any additional required funding to the Group, with the consent of Purchaser (which shall not be unreasonably withheld), the Purchaser hereby agrees that the Purchase Price shall be adjusted in order to reflect the additional amounts funded by Seller. The Seller and Purchaser further agree that Purchaser may act, with the consent of Seller (which shall not be unreasonably withheld), to provide the additional funding requested by Group. During such period, Seller shall grant to Purchaser (and where reasonably required also to its advisers) reasonable access to the management of the Group Companies and to all information about the Group Companies’ business. Seller shall consult with Purchaser before taking or approving any actions which are envisaged by Seller or the Group Companies and which may reasonably be expected to have a material effect on the Group Companies’ business.

6.	CLOSING ACTIONS

6.1	On the Closing Date the Parties shall take or cause to be taken the following actions (the “Closing Actions”) which shall be taken simultaneously (Zug um Zug):

a)	For each member of the supervisory board of the Company, Seller delivers to Purchaser a resignation letter, effective as of the Closing Date.

b)	Delivery by Purchaser and Seller of the irrevocable written instructions to the escrow agent to release the Purchase Price to Seller as set forth in Section 4.

c)	Seller delivers and transfers the Share Certificate by way of endorsement (Indossament) to Purchaser.

d)	Seller and the Company execute and deliver to each other an intellectual property license agreement, a draft of which is attached as Exhibit 6.1d), pursuant to which the Company grants to Seller a license regarding certain intellectual property rights (the “Intellectual Property License Agreement”).

Share Purchase Agreement

e)	Seller and the Company execute and deliver to each other a trademark license agreement, a draft of which is attached as Exhibit 6.1e), pursuant to which Seller grants the Group Companies a license regarding certain trademarks (the “Trademark License Agreement”, and together with the Intellectual Property License Agreement the “License Agreements”).

f)	Seller, Purchaser and the Company execute and deliver to each other an agreement, a draft of which is attached as Exhibit 6.1f)_A (the “Release Agreement”), pursuant to which Seller is released from its liabilities under the attached comfort letter (Exhibit 6.1f)_B) and under which Purchaser shall assume all liability under the attached comfort letter (Exhibit 6.1f)_B) and hold Seller harmless from any claims of third parties arising thereunder.

g)	Seller and Purchaser confirm in a written document substantially in the form as attached as Exhibit 6.1g) (the “Closing Confirmation”) that the Closing has occurred and is completed.

6.2	Purchaser may waive the Closing Actions set forth in Sections 6.1a), 6.1c) and 6.1e). Seller may waive the Closing Actions set forth in Sections 6.1b), 6.1d) and 6.1f). The Parties may jointly waive the Closing Action set forth in Section 6.1g). The effect of a waiver shall be limited to eliminating the need that the respective Closing Action is being performed at the Closing and shall not prejudice any claims any Party may have on the basis of any circumstances relating to the non-performance of such Closing Action.

7.	SELLER’S GUARANTEES

7.1	General

Seller hereby guarantees to Purchaser in the form of an independent guarantee pursuant to Section 311 (1) of the German Civil Code (“BGB”) (selbständiges Garantieversprechen), subject to the limitations contained in this Agreement, in particular, but not limited to, the limitations set out in Section 8, that the following statements (the “Seller’s Guarantees” and each a “Seller’s Guarantee”) are true and correct and not misleading as of the Signing Date and as of the Closing Date, provided, however, that (i) if a Seller’s Guarantee is qualified to Seller’s Knowledge, such Seller’s Guarantee shall only be true and correct and not misleading as of the Signing Date and (ii) if a Seller’s Guarantee is explicitly given as of a different date or point in time, such Seller’s Guarantee shall only be true and correct and not misleading as of such particular date or point in time.

Share Purchase Agreement

7.1.1	Guarantees regarding Seller

This Agreement constitutes legally valid and binding obligations of Seller enforceable against Seller in accordance with its terms. Seller has the absolute and unrestricted right, power, authority and capacity to execute this Agreement and to perform its obligations under this Agreement. The execution and consummation of this Agreement and of the Transaction by Seller (i) does not violate any legal obligations of Seller and is not subject to challenge by any third party on any legal basis, including on the basis of any creditor protection laws and (ii) does not require the consent or waiver of a third party or approval or consent of any governmental authority.

7.1.2	Corporate

7.1.2.1	The statements in Recitals A and in Sections 1.1 and 1.3 are true and correct.

7.1.2.2	The Group Companies (i) have been duly established, (ii) are validly existing and (iii) have the requisite corporate power and authority to carry on their business as conducted as of the Closing Date.

7.1.2.3	Seller is the unrestricted legal and beneficial owner of the Sold Shares. The Sold Shares are non-assessable, free and clear of any third-party rights. There are no pre-emptive rights, rights of first refusal, options or other rights of any third party to purchase or acquire any of the Sold Shares. Seller is entitled to freely dispose of the Sold Shares, and such disposal does not infringe any rights of any Party or third party. Other than under the comfort letter (annexed as Exhibit 6.1f)_B), there are no obligations of Seller to make payments to the Company for which Purchaser may become liable.

7.1.2.4	The Company is the unrestricted legal and beneficial owner of the shares in AuthentiDate GmbH (the “Subsidiary Shares”). The Subsidiary Shares are non-assessable, free and clear of any third-party rights. There are no pre-emptive rights, rights of first refusal, options or other rights of any third party to purchase or acquire any of the Subsidiary Shares. The Company is entitled to freely dispose of the Subsidiary Shares, and such disposal does not infringe any rights of any Party or third party. There are no obligations of Seller to make payments to AuthentiDate GmbH for which Purchaser or the Company may become liable.

7.1.2.5	The Sold Shares and the Subsidiary Shares are duly authorized and validly issued. The Group Companies are not obliged to issue further shares. There are no securities or other instruments convertible into shares or equity interests in any of the Group Companies.

Share Purchase Agreement

7.1.2.6	Other than the profit and loss pooling agreement between the Group Companies dated July 1, 2002, the Contracts of Discharge, which are attached as Exhibit 7.1.2.6, previously executed between Seller and Company, and the Seller’s Claims, the Group Companies are not, and were not in the past, (i) a party to any enterprise agreement within the meaning of Sections 291 and 292 German Stock Corporate Act (Aktiengesetz), (ii) any silent partnership agreement (stille Beteiligung) or (iii) any agreement that grants a third party any right with respect to the corporate governance or profits of any Group Company.

7.1.2.7	The Corporate Documents accurately reflect the current corporate status of the Group Companies. No resolutions or other statements to amend the Corporate Documents have been made, and no filings with the commercial register are to Seller’s Knowledge pending. There are no shareholder resolutions or other circumstances which require any registration in the commercial register of any Group Company which have not been registered yet.

7.1.3	Financial Matters

7.1.3.1	Other than the Seller’s Claims and those claims waived by Seller in Section 10, neither Seller nor any of its Affiliates has any claims against any Group Company, whether reflected in the financial statements of the Group Companies or not.

7.1.3.2	No Group Company has, whether reflected in their financial statements or not,

a)	any debt owed to banks (Kreditinstitute) or any other lenders (including loans, overdrafts, bonds and promissory notes),

b)	any payment obligations or liabilities under any financial leases (excluding, for the avoidance of doubt, car leasing agreements, office rental leases, operating leases and similar agreements in the ordinary course of business),

c)	any jubilee accruals or accruals for deferred compensation payments in excess of EUR 100,000 (in total),

d)	any payment obligations or liabilities relating to the acquisition or construction of any fixed assets purchased or ordered but not paid before the Closing Date in excess of EUR 100,000 (in total),

e)	to Seller’s Knowledge, any payment obligations or liabilities arising from any transactions related to the assignment of receivables for

Share Purchase Agreement

financing purposes by the Group to any third party, including all factoring agreements and similar agreements executed for the purpose of obtaining financing (unechtes Factoring), or

f)	to Seller’s Knowledge, any payment obligations or liabilities arising from surety agreements, guarantees, indemnities, letters of comfort, encumbrance or similar arrangements or obligation, furnished for liabilities or obligations of any third parties or Seller, whether actual or contingent, other than those incurred in the ordinary course of business of the Group Companies.

7.1.4	Material Agreements

7.1.4.1	No Group Company is party to any of the following agreements:

a)	guarantees, suretyships, letters of comfort, letters of credit, standby letters of credit, credits by way of bank guarantees (Avalkredite), performance or warranty bonds, indemnity obligations, subordination agreements (Rangrücktrittserklärungen) and similar instruments including Haftungsverhältnisse within the scope of Sec. 251 of the German Commercial Code (HGB) issued by any Group Company in favor of Seller or any Seller’s Affiliate, and

b)	agreements with (i) Seller or any Seller’s Affiliate or (ii) with any member (or their relatives or Affiliates) of any board of any Group Company or Seller or any Seller’s Affiliates other than the License Agreements or disclosed in Exhibit 7.1.4.

7.1.4.2	Except as arising under the License Agreements, to Seller’s Knowledge, no Group Company is party to any of the following agreements:

a)	agreements which materially limit the freedom of any Group Company to compete in any line of business or with any third party, and

b)	agreements containing any change of control-provision.

7.1.5	Intellectual Property

7.1.5.1

Other than standard software and software available for free (the “Licensed Intellectual Property Rights”) or under the Trademark License Agreement, to Seller’s Knowledge, there are no Intellectual Property Rights licensed or sub-licensed by any party (including any Seller and any Seller’s Affiliate) to any Group Company. “Intellectual Property Rights” shall mean all rights in intellectual property, including

Share Purchase Agreement

patents, utility models, trade and service marks, trade names, rights in designs, copyrights, rights in databases, trade secrets and know-how, in all cases whether or not registered and including registrations and applications for registration of any of these and rights to apply for the same.

7.1.5.2	To Seller’s Knowledge, each respective Group Company holds free and unencumbered legal and beneficial title to all Intellectual Property Rights it owns and has valid and enforceable licenses to use all Licensed Intellectual Property Rights. Other than pursuant to the Intellectual Property License Agreement or agreements with the Group Companies’ customers, distributors or resellers, to the Knowledge of Seller, none of the Intellectual Property Rights owned by any Group Company is licensed to any party (including any Seller or any Seller’s Affiliate). To Seller’s Knowledge, in no event has a Group Company licensed any of its Intellectual Property Rights exclusively to any party.

7.1.5.3	None of the Intellectual Property Rights owned by any Group Company and the Licensed Intellectual Property Rights (i) are subject to any outstanding and, to Seller’s Knowledge, threatened, judgment, injunction, order or decree which restricts the use or the licensing thereof by or to any Group Company, (ii) to Seller’s Knowledge, no party (including any Seller or any Seller’s Affiliate) has challenged any Intellectual Property Right owned by any Group Company or the Licensed Intellectual Property Rights or, has threatened such challenge in writing and (iii) to Seller’s Knowledge there are no circumstances which would give rise to such challenge.

7.1.5.4	To Seller’s Knowledge, the Group does not use or require any Intellectual Property Rights other than the Intellectual Property Rights owned by the Group Companies, the Licensed Intellectual Property Rights and the Intellectual Property Rights licensed under the Trademark License Agreement to carry on its business as conducted as of the Closing Date.

7.1.5.5	To Seller’s Knowledge: (i) no Group Company has received in the past any written notice alleging that it infringes any Intellectual Property Rights of any party (including any Seller and any Seller’s Affiliate), and (ii) the Group Companies have not infringed, and do not infringe, any Intellectual Property Rights of any party (including any Seller and any Seller’s Affiliate).

Share Purchase Agreement

7.1.6	Permits

To Seller’s Knowledge, each Group Company holds all material governmental approvals and material permits necessary (i) for the premises, buildings and equipment existing on the sites occupied by it or (ii) required to operate its business as it is carried out as of the Closing Date (collectively the “Permits”); a Permit is material if the lack of such Permit would have a material adverse affect on the Group and its business. To Seller’s Knowledge, each Group Company is, and has been within the past five years, in compliance with all material Permits and all material applicable laws, regulations, governmental and court orders, including data protection laws.

7.1.7	No Unlawful Business Practices

Seller, and to Seller’s Knowledge, the Group Companies and the members of the boards and employees of the Group Companies have not, directly or indirectly, in connection with the business of the Group (i) used any funds for unlawful purposes or political contributions in violation of applicable laws, (ii) requested or accepted any unlawful benefits or (iii) established or maintained any funds or assets that have not been properly recorded in the books and records of the Group.

7.1.8	Tax Matters

7.1.8.1	All statements, returns and declarations including transfer pricing declarations required to be made or filed or otherwise delivered by any Group Company with regard to Taxes for any periods commencing before the Closing Date (irrespective of whether ending before or after the Closing Date) (“Pre-Closing Tax Returns”) have been prepared and filed in a timely manner as prescribed by applicable Tax law and administrative practice. The information contained in such Pre-Closing Tax Returns is complete, true and accurate in all material respects and the calculation of the corresponding taxes follows the applicable laws and regulations. Purchaser expressly acknowledges, however, that the annual corporate income tax, annual trade tax and annual VAT filings by the Group Companies for their financial year ended June 30, 2010 (and for any periods thereafter to the Closing Date) have not been made prior to the Closing and Purchaser expressly agrees that it shall have the responsibility for causing the Group Companies to make such filings at the Group Companies’ own expense.

Share Purchase Agreement

7.1.8.2	Each Group Company has paid all amounts shown as due on the assessments for Taxes or as otherwise due when due and withheld any Taxes as prescribed by any applicable Tax law.

7.1.8.3	The profit and loss pooling agreement between the Group Companies is and has been fully tax effective from its effective date until and including the Closing Date.

7.1.8.4	The Group Companies have not entered into any binding ruling (verbindliche Auskunft) with the Tax authorities.

7.1.8.5	At the level of the Group Companies, retention periods (Sperrfristen) or holding periods (Halte- oder Beibehaltungsfristen) in connection with Taxes (e.g. but not limited to Section 6 para. 5 sentence 4 et seq. German Income Tax Code (EStG), Sections 12 para. 3 sentence 2, 15 para. 3 sentence 3 et seq., 22 German Reorganisation Tax Code (UmwStG), Sections 1 para. 2a, 5 para. 3 German Real Estate Transfer Tax Code (GrEStG) etc. as well as similar or equivalent retention and holding periods under the laws of any other jurisdiction) have not been triggered or have expired until and including the Closing Date.

7.1.8.6	“Tax” or “Taxes” shall mean all forms of taxation whether direct or indirect or as a secondary liability (Haftung) and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, added value or other reference and statutory, governmental, state, provincial, local governmental or municipal impositions, duties, contributions, rates and levies (including custom duties, social security contributions and any payroll taxes), whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) and in respect of any person and all penalties, charges, costs and interest relating thereto.

7.1.8.7

Seller represents that all material Taxes of the Company have been provided for and are reflected in the closing balance sheet and if appropriate, the statement of operations of the Company, dated as of February 28, 2011, and which is annexed hereto as Exhibit 7.1.8.7. (the “Closing Financials”). Notwithstanding the foregoing sentence, however, Seller shall not be responsible for the payment of any of the following Tax obligations: (i) Taxes arising due to the ordinary operations of the Group (e.g., payroll taxes, value added taxes, etc.) to the extent such Taxes have been provided for as accruals in the Closing Financials;

Share Purchase Agreement

(ii) Taxes arising due to the consummation of the sale of the Sold Shares to Purchaser, including any loss of the Company’s net operating loss carry-forwards due to the Closing; and (iii) Taxes arising out of Purchaser’s disposition of the Seller’s Claims.

7.1.9	Full Disclosure

The information provided by Seller, and to Seller’s Knowledge by the Group and their respective advisers and consultants, to Purchaser or its advisers in connection with this Agreement and the evaluation and due diligence investigation conducted by Purchaser and Purchaser’s advisors is true and correct in all material respects, not misleading and presents a true and fair view of the business, assets and liabilities, financial position and earnings position of the Group. To Seller’s Knowledge, no information regarding any matters that are reasonably likely to have a material adverse affect on the Group and its business was withheld from Purchaser.

7.2	If and to the extent that Seller’s Guarantee is made to “Seller’s Knowledge”, Seller shall be deemed to have such knowledge if, as of the Signing Date, O’Connell Benjamin or William A. Marshall had actual knowledge (positive Kenntnis) or could have had actual knowledge without acting grossly negligent (grob fahrlässige Unkenntnis).

7.3	No Seller’s Guarantee shall be construed as a guarantee within the meaning of Sections 443 and 444 BGB.

8.	REMEDIES, LIMITATIONS OF LIABILITY

8.1	In the event that any of Seller’s Guarantees has been breached (a “Breach”), Seller shall by way of remediation in kind (Naturalrestitution) put Purchaser, or at Purchaser’s election, the Group Companies in the same position they would be in if the Seller’s Guarantee had not been breached. Should (i) Seller fail to so remedy the Breach within 15 Business Days after a respective request of Purchaser or (ii) should remediation in kind not be possible due to the nature of the Breach or (iii) should remediation in kind by Seller be grossly inconsistent with legitimate significant business interests of Purchaser or the Group, Purchaser shall be entitled to request from Seller that it pay to Purchaser, or at Purchaser’s election, to the Group Companies, the amount of any Losses incurred or suffered by Purchaser and / or the Group Companies as a result of the Breach in cash (Schadensersatz in Geld), provided, however, that Purchaser may claim damages in cash (Schadensersatz in Geld) for a Breach of any of the Seller’s Guarantees in Section 7.1.8 (Tax Matters) only for 50% of the Losses, subject to the provisions of Sections 8.6 and 8.7(ii), below.

Share Purchase Agreement

8.2	“Losses” shall mean all losses, costs, expenses and other damages within the meaning of Sections 249 et seq. BGB, including in particular any lost profits (entgangener Gewinn) and any consequential damages (Folgeschäden), but excluding any reduction in value (Minderung) of the Group beyond the actual damage incurred, any losses to the Group’s goodwill, any reputational damage of the Group and any internal costs incurred by the Group or Purchaser. Section 254 BGB shall apply.

8.3	In the event of any Breach, Purchaser shall give notice to Seller of such Breach with such notice stating the nature of the Breach and the amount involved and reasonable details as to the facts of such Breach known to Purchaser. Purchaser shall allow and shall cause the Group to allow Seller and its professional advisers, each subject to such persons entering into a confidentiality agreement acceptable to Purchaser, to reasonably investigate the matter or circumstances alleged to give rise to such Breach and for such purpose Purchaser shall give, and shall cause the Group to give, subject to being paid their reasonable out of pocket costs and expenses, such information as Seller request and Purchaser, acting reasonably, deems appropriate.

8.4	Seller shall not be liable for any Losses, and Purchaser shall not be entitled to claim compensation for Losses caused by a Breach (such compensation claim a “Purchaser Claim”), if and to the extent that:

8.4.1	the amount of the Purchaser Claim has been paid by a third party or under an insurance policy (minus any amount of increases in any insurance premiums resulting therefrom) of any Group Company which has been in place prior to the Closing Date,

8.4.2	the matter to which the Purchaser Claim relates was expressly and fairly disclosed in this Agreement or in the Exhibit relating to the specific Seller’s Guarantee; Section 442 BGB shall not apply, or

8.4.3	the Purchaser Claim results from or is increased by the passing of, or any change in, after the Signing Date, any law, statute or regulation including any increase in the rates of taxes or any imposition of taxes or any withdrawal or relief from taxes not actually (or prospectively) in effect at the Signing Date.

8.5

If a Group Company or Purchaser are sued or threatened to be sued by a third party including any government agency (a “Third Party Claim”) which is reasonably likely to give rise to a Purchaser Claim, Purchaser shall give Seller as soon as reasonably possible notice of such Third Party Claim. Purchaser shall, and shall procure – to the extent Purchaser is legally in the position to do so - that the Group,

Share Purchase Agreement

subject to Purchaser and the Group being paid their reasonable out of pocket costs and expenses by Seller, (i) grant Seller and its representatives, upon reasonable advance notice and during normal business hours, access to all relevant correspondence with the third party and to all other documents reasonably relevant for the defense of the claim, (ii) give Seller reasonable opportunity to comment or discuss with Purchaser any measures which Seller propose to take or to omit in connection with the Third Party Claim and (iii) allow Seller to review any relevant reports and audits or other measures and receive copies of all relevant orders (Bescheide) of any authority. Seller shall thereafter have the right at any time within 10 Business Days after its receipt of a notice from Purchaser pursuant to this Section 8.5, to request that Purchaser or the Group Companies defend against the Third Party Claim and to closely coordinate with Seller regarding such defense. Neither Purchaser nor any Group Company shall consent to the entry of any judgment or enter into any settlement with respect to the Third Party Claim without the prior written consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned. Purchaser agrees that it shall not be unreasonable for Seller to withhold, delay or condition its consent to any settlement if such proposed settlement would result in the imposition of any monetary damages on Seller, subject Seller to any injunctive relief or result in the admission by Seller of any liability. In addition, in no event shall Seller be liable for any settlement or compromise of a Third Party Claim agreed to without the consent of Seller.

8.6	No liability shall attach to Seller with respect to a Breach unless and until and to the extent that an individual claim or several claims, whether a series of related claims or not, exceeds an amount of USD 50,000 in total.

8.7	The total liability of Seller (i) for all Breaches of any Seller’s Guarantee in Sections 7.1.1 (Guarantees regarding Seller) and 7.1.2 (Corporate) shall not exceed an amount equal to the Purchase Price and (ii) for all Breaches of any Seller’s Guarantee in Sections 7.1.8 (Tax Matters) and under Section 9 (Tax Indemnity) shall not exceed an amount of USD 250,000.

8.8	The total liability of Seller for all Breaches of any Seller’s Guarantee other than those referred to in Section 8.7 shall not exceed an amount of USD 500,000.

8.9	The total liability of Seller for all claims which may arise under this Agreement other than claims under Section 11 (Non-Competition Obligation) shall not exceed the Purchase Price.

8.10	Any claims of Purchaser against Seller under this Agreement shall be time-barred as follows:

8.10.1	claims for Breaches of Seller’s Guarantee in Sections 7.1.1 (Guarantees regarding Seller) and 7.1.2 (Corporate) shall be time-barred 5 years after the Closing Date,

Share Purchase Agreement

8.10.2	claims for Breaches of Seller’s Guarantee in Section 7.1.8 (Taxes) and any claims of Purchaser under Section 9 (Tax Indemnity) shall be time-barred six months after the relevant Tax assessment has become final, binding and non-appealable (bestandskräftige und unanfechtbare Festsetzung); and

8.10.3	any claims for Breaches of Seller’s Guarantee not covered under Sections 8.10.1 and 8.10.2 shall be time-barred 18 months after the Closing Date.

8.11	All payments made by Seller to Purchaser under this Section 8 shall constitute a reduction of the Purchase Price. If and to the extent payments are made by Seller to any Group Company, such payments shall be construed and deemed as contribution (Einlage) made by Purchaser to the Company and shall be treated as a reduction of the Purchase Price as between the Parties.

8.12	The Parties agree that the remedies which Purchaser may have against Seller with respect to Breaches are solely governed by this Agreement and that the remedies provided for by this Agreement shall be the exclusive remedies available to Purchaser with respect to a Breach other than Breaches based on gross negligence or willful deceit. For the avoidance of doubt, the claim of Purchaser for specific performance (primäre Erfüllungspflichten) and any claims of Purchaser for a breach of any other obligation of Seller under this Agreement and corresponding damage claims shall be governed by German statutory law and shall remain unaffected by this Section 8.12.

9.	TAX INDEMNITY

9.1	Seller shall jointly and severally indemnify and hold harmless Purchaser or, at Purchaser’s election, the Group Companies from 50% of any Taxes and reasonable costs related to asserting such indemnifiable Taxes (including advisers’ fees) which are imposed on the Group Companies either as an own Tax liability or owed as a liability debtor (Haftungsschuldner) if and to the extent

9.1.1	such Taxes relate to periods ending on or before the date of the Closing Financials, subject to the limitations set forth in Section 7.1.8.7; or

9.1.2	such Taxes are triggered by the sale and transfer of the Sold Shares to Purchaser as contemplated under this Agreement, it being understood that Seller will under no circumstances be obliged to indemnify Purchaser or the Group Companies for any Taxes caused by: (i) the waiver of the Pre Closing Claims (as defined in Section 10); (ii) the loss or limitation on use of the Group Companies’ loss carry forwards; or (iii) arising out of Purchaser’s disposition of the Seller’s Claims.

Share Purchase Agreement

9.2	Seller’s obligation to indemnify Purchaser under this Section 9 shall not apply if and to the extent that

9.2.1	such Taxes result from any transaction, action or omission (including the change in the exercise of any Tax or accounting election right, the approval or implementation of any reorganization measure or the sale of any asset) taken by Purchaser or the Group Companies after the Closing Date, or

9.2.2	Seller was materially prejudiced by Purchaser’s non-compliance with the procedures of Sections 9.4 and 9.5.

9.3	Any Tax indemnification claim under Section 9 shall be due and payable within ten Business Days after Seller has been notified in writing by Purchaser about the payment obligation and the corresponding payment date and the circumstances giving rise to the payment obligation pursuant and in accordance with this Agreement and has received a copy of the relevant tax assessment notice (Steuerbescheid) of the competent Tax authority (or a copy thereof), but in any case not earlier than 5 Business Days before the Tax to be indemnified is due and payable to the Tax authority.

9.4

The Parties agree to fully cooperate with each other in connection with any Tax matter relating to any time periods ending on or before the Closing Date, including the preparation and filing of any Tax return, conduct of any audit, investigation, dispute, appeal or similar proceedings or any other communication with any Tax authority. Such cooperation shall include, without limitation, providing or making available all relevant books, records and documentation and the assistance of officers and employees reasonably necessary for such cooperation. Each Party shall bear its own costs and expenses incurred in complying with the foregoing obligations and Purchaser agrees that the costs of the Group Companies for completing and filing all Tax returns for the Group Companies financial year ended June 30, 2010 and through the Closing Date shall be borne by the Group Companies. Purchaser agrees to retain all books, records and documentation relating to the Group Companies that may be reasonably relevant in connection with any audit or investigation for which Seller may be responsible hereunder until the expiration of any applicable statute of limitation. Purchaser shall prepare and file, or cause the Group Companies to prepare and file, all Tax returns with regard to Tax periods beginning before the Closing Date and ending after the Closing Date; Purchaser agrees, and shall cause (to the extent it is legally in the position to do so) the Group Companies, not to file such Tax returns without the prior written consent of Seller, such consent not to be unreasonably withheld and

Share Purchase Agreement

deemed to be given if not explicitly denied in writing by Seller within a period of ten Business Days after receipt by Seller of a respective written request of Purchaser. Seller shall be obliged to reasonably take into account Purchaser’s interests when making such decision.

9.5	Seller shall be notified by Purchaser without undue delay of any Tax audit relating to time periods ending on or before the Closing Date after Purchaser or a Group Company has received the relevant information from the Tax authority. Purchaser agrees, and shall cause (to the extent it is legally in the position to do so) the Group Companies, not to give their consent to the findings of any Tax audits relating to time periods ending on or before the Closing Date without the prior written consent of Seller, such consent not to be unreasonably withheld and deemed to be given if not explicitly denied in writing by Seller within a period of ten Business Days after receipt by Seller of a respective written request of Purchaser. Seller shall be obliged to reasonably take into account Purchaser’s interests when making such decision.

9.6	No liability shall attach to Seller under this Section 9 unless and until the damages incurred by the Company under this Section 9 exceed an amount of USD 50,000 in total, in which case Seller’s liability shall be 50% of such damages in excess of USD 50,000.

9.7	The total liability of Seller for all Breaches of any Seller’s Guarantee in Sections 7.1.8 (Tax Matters) and under this Section 9 shall not exceed an amount of USD 250,000.

10.	WAIVER

10.1	To the extent legally possible, Seller hereby irrevocably declares that (i) it will not make or pursue any Pre-Closing Claims against any Group Company and that (ii) it hereby unconditionally and irrevocably waives any Pre-Closing Claims it may have against any Group Company other than the Seller’s Claims, which Seller sells and assigns to Purchaser as set forth in this Agreement. “Pre-Closing Claims” shall be any and all claims (other than the Seller’s Claims), whether actual or contingent, whether current or future, whether due or not and whether known to Seller or not, that Seller may have against any Group Company that has arisen or arises directly or indirectly out of, or relates directly or indirectly to, any circumstance, agreement, action, omission, or event occurring or existing on or prior to the Closing Date, including pursuant to any instrument or agreement entered into by Seller or any officer or director of the Company.

10.2	For the avoidance of doubt, any claims of Seller under the License Agreements shall not be affected by this Section 10.

Share Purchase Agreement

10.3	This Section 10 serves also as third-party beneficiary contract (Vertrag zugunsten Dritter) for the benefit of the Group Companies. Nothing in this Section 10 shall limit the liability of any Party or third-party which is based on malicious intent or fraudulent acts (Vorsatz und Arglist).

10.4	From and after the Closing, Purchaser agrees that it shall not take any actions concerning the disposition of the Seller’s Claims which would result in a liability to Seller.

11.	NON-COMPETITION OBLIGATION

11.1	For a duration of two years after the Closing Date, Seller shall refrain, directly or indirectly, whether as principal or agent, and whether alone or jointly with others, to carry on or be engaged, concerned or interested in any business directly relating to the Company Business in the European Economic Area, Croatia, Georgia, Iceland, Lichtenstein, Russia, Serbia, Switzerland, Turkey and Ukraine (the “Territory”) .

11.2	In the event of any breach or threatened breach by Seller of its obligations under this Section 11, Purchaser shall be entitled to seek injunctive relief in addition to any other remedy to which it may be entitled under law.

11.3	The Parties agree that the restrictions contained in this Section 11 are no greater than is reasonable and necessary for the protection of the interest of Purchaser, but if any such restriction shall be held to be void but would be valid if deleted in part or reduced in application, such restriction shall apply with such deletion or modification as may be and to the minimum extent necessary to make it valid and enforceable.

11.4	“Company Business” shall mean the provision of signature-based business process software applications and the provision of customized security software solutions consisting of the following product and services groups as conducted as of the Closing: eInvoicing/eBilling Software, eInvoicing/eBilling SaaS/Cloudservices, Timestamp Software, Timestamping SaaS/Cloudservices, eArchive Module; Scan Signature Module; Signamus Signature SaaS/Cloudservice, Signature Check Web Services, Software and Consulting Services regarding PKI, telematik and secure IT infrastructures.

11.5	Notwithstanding the foregoing, however, Purchaser agrees that nothing in this Agreement (including Section 11.1) shall restrict the Seller from continuing to conduct its business or otherwise exploiting any of its intellectual property rights from and after the Closing Date (including within the Territory) as it, in all material respects, conducted its business and exploited its intellectual property rights prior to the Closing Date.

Share Purchase Agreement

12.	NON-SOLICITATION OBLIGATION

12.1	For a duration of one year after the Closing Date, Seller shall refrain, directly or indirectly, from inducing or seeking to induce any present employee of any Group Company to become employed whether as employee, consultant or otherwise by Seller or any Seller’s Affiliate, whether or not such employee would thereby commit a breach of his contract of service. The placing of an advertisement available to the public generally and the recruitment of a person through an employment agency shall not constitute a breach of Section 12.1.

12.2	For a duration of one year after the Closing Date, Purchaser and the Group Companies shall refrain, directly or indirectly, from inducing or seeking to induce any present employee of Seller to become employed whether as employee, consultant or otherwise by Purchaser, any Purchaser’s Affiliate or any Group Company or Group Company’s Affiliate, whether or not such employee would thereby commit a breach of his contract of service. The placing of an advertisement available to the public generally and the recruitment of a person through an employment agency shall not constitute a breach of Section 12.2.

12.3	In the event of any breach or threatened breach by a party of its obligations under this Section 12, the non-breaching party shall be entitled to injunctive relief in addition to any other remedy to which it may be entitled.

13.	SELLER’S REPRESENTATIVE

Seller hereby appoints Joachim Weissenbach, attorney at law, Duisburger Str. 118, 40885 Ratingen, Germany as its agent for service of process (Zustellungsbevollmächtigter) for all legal proceedings involving Seller arising out of or in connection with this Agreement. This appointment shall only terminate upon the appointment of another agent for service of process domiciled in Germany, provided that the agent for service of process is an attorney admitted to the German bar (in Deutschland zugelassener Rechtsanwalt) and his appointment has been notified to Purchaser.

14.	INTERPRETATION

14.1	The headings of the sections and subsections in this Agreement are for convenience purposes only and shall not affect the interpretation of any of the provisions hereof.

14.2	Terms to which a German translation has been added shall be interpreted as having the meaning assigned to them by the German translation.

14.3	A “Business Day” is a day which is not a Saturday, a Sunday or a public holiday in Frankfurt am Main, Germany.

Share Purchase Agreement

14.4	An “Affiliate” is any affiliate within the meaning of Section 15 German Stock Corporation Act (§ 15 Aktiengesetz). A “Seller’s Affiliate” is any Affiliate of Seller other than a Group Company and a “Purchaser’s Affiliate” is any Affiliate of Purchaser, provided, however, that a Group Company shall be a Purchaser’s Affiliate only as of the day after the Closing Date.

14.5	Words such as “hereof”, “herein” or “hereunder” refer (unless otherwise required by the context) to this Agreement as a whole and not to a specific provision of this Agreement.

14.6	Whenever the words “include”, “includes” or “including” or “in particular” or “particularly” or similar words are used in this Agreement, they shall be deemed to be followed by the words “without limitation”.

14.7	The Exhibits to this Agreement form an integral part of this Agreement and any reference to this Agreement shall be a reference to this Agreement and the Exhibits as a whole.

14.8	All words, including defined terms, used in this Agreement shall be construed to be of such gender or number as the circumstances require.

14.9	The expressions “without undue delay” and “prompt” or “promptly” shall mean “unverzüglich” as defined in Section 121 BGB.

14.10	Any reference to a Party includes a reference to that Party’s successors in title and permitted assignees.

15.	MISCELLANEOUS

15.1	The rights of the Parties under this Agreement notwithstanding, after the Closing Seller and Purchaser shall cooperate and use best reasonable efforts to provide for a smooth transition of the Group to Purchaser as soon as possible.

15.2	The Parties shall keep, subject to any mandatory disclosure requirement, the contents of this Agreement and all ancillary agreements, if any, confidential, provided, however, that (i) Purchaser shall be entitled to disclose this Agreement without the consent of Seller to any Purchaser’s Affiliate and the Group Companies and (ii) Seller shall be entitled, without the consent of Purchaser or the Group Companies or any of their respective Affiliates, to disclose the transactions contemplated by this Agreement in, and publicly file a copy of this Agreement as an exhibit to, reports that Seller is required to file with the U.S. Securities and Exchange Commission or otherwise required to file pursuant to applicable law or any listing or trading agreement concerning its publicly traded securities. To the extent that Seller is required under applicable mandatory laws or stock exchange regulations to disclose this Agreement or parts thereof, Seller shall consult with Purchaser prior to such disclosure on the scope of such disclosure.

Share Purchase Agreement

15.3	The Parties shall mutually agree on press announcements with respect to the fact that this Agreement has been executed and consummated; Purchaser shall be allowed to make customary press announcements, provided that such announcements do not include the exact economic terms of this Agreement.

15.4	Seller shall (and shall use all reasonable best efforts to ensure that each Seller’s Affiliate) keep confidential (and shall use reasonable best efforts to ensure that its officers, employees, agents and professional and other advisers keep confidential) any Purchaser’s Confidential Information and Purchaser shall (and shall use all reasonable best efforts to ensure that each Purchaser’s Affiliate) keep confidential (and shall use reasonable best efforts to ensure that its officers, employees, agents and professional and other advisers keep confidential) any Seller’s Confidential Information which they may have or acquire before or after the Closing Date save for:

a)	information which is independently developed by the other Party without reference to the Confidential Information of the Purchaser or Seller, as the case may be;

b)	information of a Party which was in the possession of the other Party without confidentiality restriction prior to its disclosure hereunder or pursuant to the Non-Disclosure Agreement (defined below);

c)	information acquired other than pursuant to this Agreement, the Non-Disclosure Agreement or from a third party to the extent that it is acquired with the right to disclose the same;

d)	information which is at the date of disclosure within the public domain (otherwise than as a result of a breach of this Agreement or the Non-Disclosure Agreement); or

e)	information which it is obliged to disclose or announce under mandatory law or the rules of any other official body or regulatory authority; subject to the provisions of Section 15.2, to the extent that any Party or any of its Affiliates is so required to disclose Confidential Information, such Party shall consult with the other Party prior to such disclosure on the scope of such disclosure.

15.5	Without limitation to their general obligation of confidentiality, neither Seller nor any Seller’s Affiliate shall use any Purchaser’s Confidential Information for any purpose other than supporting the business interests of the Group Companies and neither Purchaser and nor any Purchaser’s Affiliate shall use any Seller’s Confidential Information for any purpose other than set forth herein.

Share Purchase Agreement

15.6	“Purchaser’s Confidential Information” shall be information relating to the business, products, affairs, performance and finances of Purchaser, any Purchaser’s Affiliate or any Group Company for the time being confidential to it or treated by it as such and trade secrets (including, without limitation, technical data and know-how) relating to the business of Purchaser, any Purchaser’s Affiliate or any Group Company or of any of their suppliers, clients or customers. “Seller’s Confidential Information” shall be information disclosed by Seller to Purchaser relating to the business, products, affairs, performance and finances of Seller or any Seller’s Affiliate (excluding the Group Companies) for the time being confidential to it or treated by it as such and trade secrets (including, without limitation, technical data and know-how) relating to the business of Seller or any Seller’s Affiliate (excluding the Group Companies) or of any of their suppliers, clients or customers.

15.7	All notices and other communications hereunder shall be made in writing and shall be sent by telefax, mail or courier to the following addresses:

If to Seller:

to

Authentidate Holding Corp.

Connell Corporate Center

300 Connell Drive, 5th Floor

Berkeley Heights, N.J. 07922

Attention: President

and

Becker & Poliakoff, LLP

45 Broadway, 8th Floor

New York, NY 10006

Attention: Victor J. DiGioia, Esq.

and

BMH Avocats

29, rue du Faubourg Saint Honore

75008 Paris

France

Attention: Thomas Jahn

Share Purchase Agreement

if to Purchaser:

to

Exceet Group AG

c/o Schoch Auer & Partner

Marktplatz 4

9004 St. Gallen

Switzerland

with a copy to:

Latham & Watkins LLP

Attention: Stefan Süß / Dr. Volkmar Bruckner

Maximilianhöfe

Maximilianstrasse 11

80539 München

Fax: +49 89 20808080

or to such other recipients or addresses which may be notified by any Party to the other Parties in the future in writing. Section 13 of this Agreement remains unaffected by the foregoing.

15.8	All costs including fees, expenses and charges in connection with the preparation, negotiation, execution and consummation of this Agreement and the Transaction, including without limitation the fees and expenses of professional advisers, shall be borne by the Party commissioning such costs.

15.9	This Agreement and the Exhibits (including the License Agreements) shall comprise the entire agreement between the Parties concerning the subject matter hereof and shall supersede and replace all prior oral and written declarations of intention made by the Parties in respect thereof, including that certain Non-Disclosure Agreement entered into between Purchaser and Seller on December 22, 2010 (the “Non-Disclosure Agreement”). Any amendments to this Agreement (including amendments to this Section 15.9) shall be valid only if made in writing, unless another form is required by mandatory law.

15.10	Without the written consent of the other Parties no Party shall be entitled to assign any rights or claims under this Agreement, provided, however, that Purchaser shall be entitled to assign any rights or claims under or in connection with this Agreement without the consent of Seller to any Purchaser’s Affiliate and to banks providing financing to Purchaser or any Purchaser’s Affiliate.

15.11	This Agreement shall be governed by, and construed in accordance with, the laws of the Federal Republic of Germany without regard to principles of conflicts of laws and without regard to the United Nations Convention on Contracts for the International Sale of Goods (CISG).

Share Purchase Agreement

15.12	Any and all disputes, controversies or claims arising out of or in connection with or relating to this Agreement or its performance (including disputes related to the validity or termination of this Agreement) shall be finally settled in accordance with the arbitration rules of the German Institution of Arbitration e.V. (DIS) without recourse to the ordinary courts of law. The arbitral tribunal shall consist of three arbitrators. Place of arbitration is Frankfurt/Main, Germany. The language of the arbitral proceedings is English.

15.13	In the event that one or more provisions of this Agreement shall, or shall be deemed to, be invalid or unenforceable, the validity and enforceability of the other provisions of this Agreement shall not be affected thereby. In such case, the Parties agree to recognize and give effect to such valid and enforceable provision or provisions which correspond as closely as possible with the commercial intent of the Parties. The same shall apply in the event that this Agreement contains any gaps (Vertragslücken). The Parties are aware of the decision of the Federal Supreme Court (Bundesgerichtshof) of September 24, 2002. However, it is the express intent of the Parties that this Section 15.13 shall not merely result in a reversal of the burden of proof (Beweislastumkehr) but that Section 139 BGB is hereby contracted out in its entirety.

N.Y., N.Y. 3/9/11

Place, Date

/s/ O’Connell Benjamin	/s/ Ulrich Reutner
Authentidate Holding Corp.	Exceet Group AG